FIRST AMENDMENT
TO
THIRD AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF MPLX LP

This First Amendment (this “Amendment”) to the THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MPLX LP, a Delaware limited partnership (the “Partnership”), dated effective as of October 31, 2016 (the “Partnership Agreement”), is entered into as of February 23, 2017 by MPLX GP LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein have the meanings given such terms in the Partnership Agreement.
RECITALS
WHEREAS, the General Partner desires to amend the Partnership Agreement to, among other things, adapt the Partnership Agreement to certain final and temporary Treasury Regulations recently promulgated by the Internal Revenue Service under Sections 707 and 752 of the Internal Revenue Code of 1986, as amended; and
WHEREAS, in accordance with Section 13.1(d) of the Partnership Agreement, the General Partner has determined that the amendments to the Partnership contained herein (i) do not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect, (ii) are necessary or appropriate to satisfy the requirements, conditions or guidelines contained in regulations of a federal agency issued under a federal statute and (iii) are required to effect the intent expressed in the IPO Registration Statement or the intent of the provisions of the Partnership Agreement.
NOW, THEREFORE, in consideration of the premises set forth above, the General Partner hereby amends the Partnership Agreement as follows:
Section 1    Amendments.
(a)The following definitions contained in Section 1.1 of the Partnership Agreement are hereby amended and restated in their entirety to read as follows:
“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, however, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xiii).
“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net

Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, however, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xiii).
(b)The first sentence of Section 6.1 is hereby amended and restated in its entirety to read as follows:
“Section 6.1    Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein.”
(c)Clause (viii) of Section 6.1(d) of the Partnership Agreement is hereby amended and restated in its entirety to read as follows:
“(viii)     Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata; provided, however, that pursuant to Temporary Treasury Regulation Section 1.707-5T(a)(2)(i), liabilities shall be allocated for the purposes of Treasury Regulation Section 1.707-5 in accordance with the Partners’ interests in the Partnership’s profits, as determined by the General Partner.”
(d)Article VI of the Partnership Agreement is hereby amended to add a new Section 6.11 to read in its entirety as follows:
“Section 6.11     Special Distributions in Consideration of Contributions by Partners. Notwithstanding anything to the contrary set forth in this Agreement, the General Partner may, from time-to-time, cause the Partnership to make special distributions of cash to one or more Partners in connection with, and in full or partial consideration of, the contribution, assignment, transfer or conveyance of property, assets or rights or any interests therein by such Partners to the Partnership, including, but not limited to, a distribution pursuant to Treasury Regulation Section 1.707-5(b). For the avoidance of doubt, such special distributions shall not be considered distributions of Available Cash and shall not be subject to, or required to be distributed in accordance with, Section 6.3, Section 6.4 or Section 6.5.”
Section 2    Ratification of Partnership Agreement. Except as hereby amended, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.
Section 3    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to any internal principles of conflicts of laws that would result in the application of the laws of another jurisdiction.

Section 4.    Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of MPLX LP to be effective as of the date first written above.

GENERAL PARTNER

MPLX GP LLC

By:	/s/ Gary R. Heminger
Gary R. Heminger
Chairman of the Board and Chief Executive
Officer

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